U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 0-2670

Cusip Number:

 (Check One):

☐ Form 10-K and Form 10-KSB

   ☐ Form 20-F

☐ Form 11-K

    ☒ Form 10-Q and Form 10-QSB

☐ Form N-SAR

For Period Ended: June 30, 2010

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:_________________

Read attached Instruction Sheet Before Preparing Form.

Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ___________________________________

Part I - Registrant Information

60 East 42nd St. Associates L.L.C.

Full Name of Registrant

_____________________________

(Former Name if Applicable)

One Grand Central Place

60 East 42nd Street

Address of Principal Executive Office

(Street and Number)

New York, New York 10165

City, State and Zip Code

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate)

   (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable

      effort or expense;

   (b) The subject annual report, semi-annual report,

      transition report on Form 10-K, Form 20-F, 11-K or Form

☒    N-SAR, or portion thereof will be filed on or before the

      fifteenth calendar day following the prescribed due date;

      or the subject quarterly report or transition report on

      Form 10-Q, or portion thereof will be filed on or before

      the fifth calendar day following the prescribed due date;       and

   (c) The accountant's statement or other exhibit required by

      Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

We are awaiting certain financial information regarding the Registrant.

Part IV - Other Information

(1)

Name and telephone number of person to contact in regard to this notification

Mark Labell              (212) 850-2677

 (Name)            (Area Code)(Telephone Number)

(2)

Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

☒ Yes

☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes

☒ No

If so:  attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

 60 East 42nd St. Associates L.L.C.

(Name of Registrant as specified in charter)

has caused this Notification to be signed on its behalf by the undersigned thereunto duly authorized Attorney-in-Fact for Registrant and each of the Partners in Registrant, pursuant to Powers of Attorney, dated October 9, 2003, October 22, 2003 and October 23, 2003 and attached hereto as Exhibit 1.

Date: August 13, 2010

60 EAST 42ND ST. ASSOCIATES L.L.C.

(Registrant)

By /s/ Mark Labell

  Mark Labell,

       Attorney-in-Fact

__________________________________________________________________________________________

EXHIBIT 1

60 EAST 42ND STREET ASSOCIATES L.L.C.

FILE NO. 0-2670

POWER OF ATTORNEY

We, the undersigned members of 60 East 42nd Street Associates L.L.C. ("Associates"), hereby severally constitute and appoint Mark Labell our true and lawful attorney with full power to sign for us, and in our names and in the capacity indicated below on behalf of Associates, any and all reports or other statements required to be filed with the Securities and Exchange Commission under Section 13 or 15(d) of the Securities Exchange Act of 1934.

Signature

Title

      Date

/s/Anthony E. Malkin

   Anthony E. Malkin

Member

 October 22, 2003

/s/Peter L. Malkin

   Peter L. Malkin

Member

 October 23, 2003

/s/Thomas N. Keltner, Jr.

   Thomas N. Keltner, Jr.

  Member

      October 9, 2003

__________________________________________________________________________________________

STATE OF NEW YORK

)

: ss.:

COUNTY OF NEW YORK

)

On the 22nd day of October, 2003 before me personally came ANTHONY E. MALKIN, to me known to be the individual described in and who executed the foregoing instrument, and acknowledged that he executed the same.

  /s/Notary Public

     NOTARY PUBLIC

STATE OF NEW YORK

)

: ss.:

COUNTY OF NEW YORK

)

On the 23rd day of October, 2003 before me personally came PETER L. MALKIN, to me known to be the individual described in and who executed the foregoing instrument, and acknowledged that he executed the same.

  /s/Notary Public

     NOTARY PUBLIC

__________________________________________________________________________________________

STATE OF NEW YORK

)

: ss.:

COUNTY OF NEW YORK

)

On the 9th day of October, 2003 before me personally came THOMAS N. KELTNER, JR., to me known to be the individual described in and who executed the foregoing instrument, and acknowledged that he executed the same.

  /s/Notary Public

     NOTARY PUBLIC